Filed by FTD.COM Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: FTD.COM Inc. Commission File No.: 000-26779

The following is a transcript of a March 4, 2002 conference call:

Operator:	Good morning. My name is Christie and I will be your conference facilitator today. At this time I would like to welcome everyone to the FTD Conference Call. All lines have been placed on mute to prevent any background noise.

After the speakers' remarks, there will be a question and answer period. If you would like to ask a question during this time, simply press star, then the number one on your telephone keypad, and questions will be taken in the order they are received. If you would like to withdraw your question, press the pound key. Thank you. Mr. Fitzgerald, you may begin.
Mr. Fitzgerald:
Thank you. I'm going to open with a Safe Harbor statement. This call may include forward-looking statements within the meaning of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs that are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Factors that might cause a difference include, but are not limited to, those relating to risks that the merger will not be consummated, and other risks identified from time to time in reports and other documents that each of IO's [PHONETIC] and FTD.com file with the Securities and Exchange Commission. IO's and FTD.com are under no obligation to update or alter these forward-looking statements, whether as a result of new information, future events or otherwise. I would now like to turn the call over to Robert Norton, President, Chief Executive Officer and Chairman of the Board of FTD.
Mr. Norton:
Thank you. I just want to thank everyone for participating in the call. It's a very exciting time for all of us here at FTD. As indicated in today's press release, IO's Brands, the parent company of FTD, and FTD.com have agreed to a merger, which will result in one FTD, a unified company.

We're going to have a little bit of an agenda here. We're going to talk a little bit about what is IO's, a little bit about myself. We'll talk some about benefits of this deal to the shareholders. Mike is going to chat a little bit about FTD.com and the benefits to the shareholders for FTD.com, and we'll open it up at the end for a few closing remarks and Q&A.

As it relates to my five plus years here with IO's Brand's FTD, we've had a very nice experience with both our top line growth and our bottom line growth, as well as deleveraging the balance sheet with Mike's help. I'm very proud of what we've been able to accomplish over the last five plus years. My experience really runs to 20 years of increasing business experience, primarily in retail operations. IO's Brands is an incredible company. It is the parent company of FTD, and it's one of the most highly recognized brands in the world today.

We've had very impressive results over the past several years. Our revenues have growth 67% from about 184 million in fiscal '98 to over 308 million in fiscal 2001. We have had operating income over the same time period that's more than doubled from 12.3 million to 25.3 million over that same period. And we have significantly improved our balance sheet with net debt decreasing about 46% from 45 million at the end of fiscal '98 to roughly 24 million at the end of fiscal 2001. I would also add that IO's is comprised of 100% of our business to business which deals directly with over 20,000 florists. And we do own 83% of the existing FTD.com shares that are out there today. Those are already owned.

When you look at the general benefits to the shareholders, we're going to end up with a unified company. It's going to have one of the strongest, powerful brands in the industry by far. We have a very strong balance sheet with almost no debt. We could call that minimal debt. And we'll have a much more flexible structure that will allow us to fully develop the FTD brand across all merchandising categories and distribution channels.

As to the business model itself for FTD, we have a very valuable network which connects thousands of the world's best florists in every major town. We have an Internet business that has demonstrated revenue growth and profitability. Again, of benefit to the shareholders would be that we will end up with greater liquidity, which will enable us as a combined company to raise capital and explore growth through strategic acquisitions.

At this point I would like to turn the meeting over to Mike, who I have worked with for the past five years. We're very excited about continuing that effort. He's done a great job I think on the direct to consumer side of our business. Mike will be joining us as a new member of our Board of Directors in the company as the deal is concluded. We're again very excited to have Mike join the Board, and he will continue to run in his same capacity, the business called FTD.com. Michael?

Mike:
Thanks, Bob. As many of you know, we've had several successes with FTD.com. Certainly we've had six consecutive quarters of revenue growth and profitability. We have continued to consistently increase our margins versus our prior year quarters, and we're just coming off our record Valentine's Day results. Despite these successes though, we have been unable to achieve certain things. We have been unable to increase liquidity or the trading volume of our stock. We've worked very diligently to generate sell side research coverage, but have been able to date to do so. And generally, we've had to realize that we're just too small of a company to be able to move forward without some type of a transaction that would get us into a larger earnings and revenue base, a more diversified earnings and revenue base, and one that will allow us to have greater flexibility with the capital market.

Some of the advantages of this deal is primarily, one, to allow us to become part of a larger organization. The new company will have a much wider diversified revenue, earnings, and cash flow base. Last year, for example, if you look in the public financial statements, our fiscal 2001 revenues for the combined entity are 308 million. Sixty-two percent of those revenues will have come from FTD's mainline business, with 38% having come from the FTD.com business. Additionally, of the 36 million of EBITDA that we reported for fiscal 2001, nearly 75% of that EBITDA came from the baseline business, with only 25% coming from the FTD.com component.

Another benefit of being part of a larger organization is it is going to enable us to respond to future market challenges and opportunities. Specifically, I think we're going to be able to access a wider range of capital markets, both debt and equity, certainly at better rates as a combined company than we ever could on a standalone basis.

Finally, we believe we're going to be merging with a great asset and an attractive valuation. While we can't discuss valuation much, we'll certainly be filing an S4 in the next two to three weeks for investors to refer to. But at a very high level, investors who own 17% of the dot com business will now own a much larger, much more profitable business with 12.6% or so of the equity going forward. So we believe it's a very attractive deal for shareholders on a variety of fronts.

With that, I would like to talk just a little bit about the relationship with FTD, Inc. Certainly I'm very excited about merging with two companies. We're going to be merging one very strong consumer business together with one very strong B to B business. I have personally worked with Bob for the last five years. We've created significant shareholder value together, and I certainly look forward to working together with Bob and the rest of the team here to continue to grow the company and build a stronger FTD. With that, Bob, I'd like to turn it over to you for some closing comments.

Mr. Norton:
Thanks, Mike. In closing, I want to reiterate our excitement about this deal. As the investment community compares the new combined FTD to others in the industry, they will find the company to be a leader in terms of operating margin, cash flow and profitability. Going forward, we believe the combined company will be able to extend our historical operating success, further enhance our growth and profitability, and we will be providing some guidance after the big holiday for us, which is the Mother's Day holiday. I look forward to sharing the ongoing success of the FTD brand with the investment community. And, Operator, if you have any questions, we would be happy to take them now. Thank you all again for being on this call.
Operator:	At this time I would like to remind everyone, in order to ask a question, please press star, then the number one on your telephone keypad. There are no questions at this time, sir.
Mr. Norton:	Thank you very much. Again, thank you very much for being on the call.
Operator:	This concludes your conference. You may now disconnect. [END OF CONFERENCE CALL]